Exhibit 99.1

Bioblast Pharma Reports First Quarter 2016 Financial Results

New Haven, Connecticut – May 25, 2016 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, today announced financial results for the first quarter ended March 31, 2016.

“During the first quarter, we announced positive final results of our HOPEMD open label Phase 2a study of trehalose 90mg/mL IV solution in patients with oculopharyngeal muscular dystrophy (OPMD),” said Colin Foster, Bioblast’s President and CEO. “Trehalose 90mg/mL IV solution was observed to be safe and well tolerated, with no drug-related serious adverse events. Additionally, improvements versus baseline were observed in multiple efficacy endpoints related to dysphagia and muscle strength and function.”

“We ended the quarter with $21.6 million in cash and equivalents,” Mr. Foster, continued, “and are working on plans to reduce expenses going forward, such that we will be able to meet our operating objectives.”

First Quarter 2016 and Recent Corporate Highlights:

•	The Company announced positive final results from the HOPEMD open label Phase 2a study of trehalose 90mg/mL IV solution in OPMD.
•	The Company presented the HOPEMD open label Phase 2a final study results at Myology 2016 and the American Academy of Neurology (AAN) 2016 Annual Meeting.
•	The Company raised approximately $6.7 million in gross proceeds in a public offering from two health-care focused institutional investors.

First Quarter 2016 Financial Results:

•	Cash and cash equivalents (including short-term bank deposits) totaled $21.6 million at March 31, 2016, compared with $19.3 million at December 31, 2015.
•	Research and development (R&D) expenses for the first quarter of 2016 amounted to $1.9 million, compared with $2.0 million in the first quarter of 2015. The decrease is primarily attributed to lower regulatory consulting expenses and to reduced activity with respect to the Company’s read-through (BBrm02) program, partially offset by higher staffing expenses and higher expenses incurred related to the trehalose IV solution open label Phase 2a clinical study in OPMD.
•	General and administrative (G&A) expenses for the first quarter of 2016 were $1.9 million, compared with $1.4 million in the first quarter of 2015. The increase in G&A is primarily attributed to salary and travel expenses related to a higher level of staffing in the U.S. and to higher legal and patent maintenance expenses, partially offset by a lower stock compensation expense.
•	Pre-commercialization expenses for the first quarter of 2016 were $0.8 million, compared with no pre-commercialization expenses in the first quarter of 2015.
•	Net loss for the first quarter of 2016 was $4.6 million, or $0.32 per share, compared with a net loss of $3.3 million, or $0.23 per share, in the first quarter of 2015.

About Bioblast Pharma Ltd.

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company has a portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The Bioblast product portfolio is based on a deep understanding of disease-causing biological processes, and potentially offers solutions to several diseases that share the same biological pathology. Bioblast was founded in 2012 and is traded on the NASDAQ under the symbol "ORPN". For more information, please visit the Company's website, www.bioblastpharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses plans to reduce expenses and meeting operating objectives, building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases, or that Bioblast’s platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trial results. Because such statements deal with future events and are based on Bioblast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bioblast Pharma's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 29, 2016, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:
Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: 212-915-0685

Bioblast Pharma Ltd

Consolidated Statements of Operations

(U.S. dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)	(unaudited)

Research and development	$1,858	$1,952
Pre-commercialization	772	-
General and administrative	1,862	1,366

Operating loss	4,492	3,318

Financial expense, net	(27)	(21)

Loss before taxes on income	4,465	3,297

Taxes on income	129	2

Net loss	$4,594	$3,299
Net basic and diluted loss per share	$0.32	$0.23
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	14,467,984	14,230,480

Bioblast Pharma Ltd

Consolidated Balance Sheet Data

(U.S. dollars in thousands)

ASSETS

	March 31,	December 31,
	2016	2015
	(unaudited)
Current assets:
Cash and cash equivalents	$9,526	$7,286
Short term bank deposits	12,080	12,046
Receivables and prepaid expenses	722	1,060
Total current assets	22,328	20,392

Long-term assets:
Long-term deposit	58	33
Property and equipment, net	93	91
Total long-term assets	151	124

Total assets	$22,479	$20,516

LIABILITIES AND

SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$983	$1,412
Other accounts payable	1,192	1,102
Total current liabilities	2,175	2,514

Long term liabilities:
Accrued severance pay	125	70
Total long term liabilities	125	70

Shareholders’ equity:
Share capital	45	39
Additional paid-in capital	48,515	41,680
Accumulated deficit	(28,381)	(23,787)

Total shareholders’ equity	20,179	17,932

Total liabilities and shareholders’ equity	$22,479	$20,516

Bioblast Pharma Ltd

Consolidated Statements of Cash Flow Data

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net loss	$(4,594)	$(3,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6	3
Stock based compensation	751	720
Interest on short term deposit	(34)	(47)
Change in operating assets and liabilities:
Receivables and prepaid expenses	338	(402)
Long term deposit	(25)	(2)
Trade payables	(506)	(478)
Other accounts payable	61	(63)
Accrued severance pay	55	13
Net cash used in operating activities	(3,948)	(3,555)

Cash flow from investing activities:

Purchase of property and equipment	(8)	(17)
Net cash used in investing activities	(8)	(17)

Cash flow from financing activities:

Issuance of shares, net	6,196	-
Net cash provided by financing activities	6,196	-

Increase (decrease) in cash and cash equivalents	2,240	(3,572)

Cash and cash equivalents at the beginning of the period	7,286	10,583

Cash and cash equivalents at the end of the period	$9,526	$7,011
Non-cash transaction:
Issuance expenses yet to be paid as of March 31, 2016	$107	-